SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER                                                E-MAIL ADDRESS

                                             December 1, 2005

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention:  Heather Maples

Re:   Withdrawal of Registration Statement on Form S-3 (File No. 333-130039)

Dear Ms. Maples:

      On behalf of our client, JPMorgan Chase & Co., a Delaware corporation (the "Company"), pursuant to Rule 477(a) we hereby withdraw the Registration Statement on Form S-3 (Accession No. 0000891092-05-002372, File No. 333-130039),
which was filed with the Commission on December 1, 2005.

      The registration statement was filed inadvertently by the Company's printer on Form S-3 rather than Form S-3ASR. No securities have been offered or sold pursuant to the registration statement. Accordingly, we hereby withdraw the registration statement (File No. 333-130039) and will file a new registration statement on Form S-3ASR.

      Should you have any questions or concerns with regard to any of the foregoing, please contact me.

                                                     Sincerely,

                                                     /s/ Jeremiah L. Thomas
                                                     ----------------------
                                                     Jeremiah L. Thomas

cc: Neila Radin, Esq.
JPMorgan Chase & Co.